UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

GCP Applied Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36164Y101

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,540,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,540,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,201,356
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,201,356
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,201,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		635,161
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

635,161
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

635,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		365,924
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

365,924
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

365,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		365,924
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

365,924
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

365,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		675,656
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

675,656
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

675,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		309,732
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

309,732
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		309,732
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

309,732
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,540,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,540,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,540,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,540,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,540,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,540,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,540,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,540,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,540,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,540,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,540,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

KEVIN W. BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

JANET P. GIESSELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,730
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,730
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

CLAY H. KIEFABER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,133
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,133
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

MARRAN H. OGILVIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,357
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,357
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

ANDREW M. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,450
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,450
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

LINDA J. WELTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,606
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,606
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

ROBERT H. YANKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		41,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

41,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP No. 36164Y101

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

According to the voting results from the 2020 annual meeting of stockholders of the Issuer held on May 28, 2020 (the “2020 Annual Meeting”), as described in Item 4 below, all eight (8) of Starboard Value LP’s director nominees, Kevin W. Brown, Peter A. Feld, Janet P. Giesselman, Clay H. Kiefaber, Marran H. Ogilvie, Andrew M. Ross, Linda J. Welty and Robert H. Yanker, were elected to the Board of Directors of the Issuer (the “Board”). Accordingly, each of Mses. Giesselman, Ogilvie and Welty and Messrs. Brown, Kiefaber, Ross and Yanker are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 5. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,201,356 Shares beneficially owned by Starboard V&O Fund is approximately $100,983,902, excluding brokerage commissions. The aggregate purchase price of the 635,161 Shares beneficially owned by Starboard S LLC is approximately $15,477,996, excluding brokerage commissions. The aggregate purchase price of the 365,924 Shares beneficially owned by Starboard C LP is approximately $8,913,223, excluding brokerage commissions. The aggregate purchase price of the 309,732 Shares beneficially owned by Starboard L Master is approximately $7,287,535, excluding brokerage commissions. The aggregate purchase price of the 1,027,827 Shares held in the Starboard Value LP Account is approximately $24,830,190, excluding brokerage commissions.

The Shares purchased by Mr. Brown were purchased with personal funds in the open market. The aggregate purchase price of the 4,000 Shares owned by Mr. Brown is approximately $86,114, excluding brokerage commissions.

The Shares purchased by Ms. Giesselman were purchased with personal funds in the open market. The aggregate purchase price of the 1,730 Shares owned by Ms. Giesselman is approximately $34,012, including brokerage commissions.

The 5,133 Shares beneficially owned by Mr. Kiefaber represent (i) 4,383 Shares issued to Mr. Kiefaber by the Issuer in connection with his service as a director of the Issuer pursuant to the Issuer’s non-employee director compensation program in partial payment of the 2018 and 2019 retainers and (ii) 750 Shares purchased by Mr. Kiefaber through the Clay Huston Kiefaber Trust, of which he is sole trustee, with personal funds in the open market. The aggregate purchase price of the 750 Shares purchased by Mr. Kiefaber is approximately $20,128, including brokerage commissions.

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The 5,357 Shares beneficially owned by Ms. Ogilvie represent (i) 4,383 Shares issued to Ms. Ogilvie by the Issuer in connection with her service as a director of the Issuer pursuant to the Issuer’s non-employee director compensation program in partial payment of the 2018 and 2019 retainers and (ii) 974 Shares purchased by Ms. Ogilvie with personal funds in the open market. The aggregate purchase price of the 974 Shares purchased by Ms. Ogilvie is approximately $25,012, excluding brokerage commissions.

The Shares purchased by Mr. Ross were purchased with personal funds in the open market. The aggregate purchase price of the 6,450 Shares owned by Mr. Ross is approximately $156,171, including brokerage commissions.

The Shares purchased by Ms. Welty were purchased with personal funds in the open market. The aggregate purchase price of the 1,606 Shares owned by Ms. Welty is approximately $31,975, excluding brokerage commissions.

The Shares purchased by Mr. Yanker were purchased with personal funds in the open market. The aggregate purchase price of the 41,000 Shares owned by Mr. Yanker is approximately $639,400, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

According to the voting results from the 2020 Annual Meeting, all eight (8) of Starboard Value LP’s director nominees, Kevin W. Brown, Peter A. Feld, Janet P. Giesselman, Clay H. Kiefaber, Marran H. Ogilvie, Andrew M. Ross, Linda J. Welty and Robert H. Yanker, were elected to the Board at the 2020 Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 72,921,594 Shares outstanding, as of May 1, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2020.

A.	Starboard V&O Fund
(a)	As of the close of business on May 28, 2020, Starboard V&O Fund beneficially owned 4,201,356 Shares.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 4,201,356
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,201,356
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
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B.	Starboard S LLC
(a)	As of the close of business on May 28, 2020, Starboard S LLC beneficially owned 635,161 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 635,161
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 635,161
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
C.	Starboard C LP
(a)	As of the close of business on May 28, 2020, Starboard C LP beneficially owned 365,924 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 365,924
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 365,924
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 365,924 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 365,924
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 365,924
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 365,924 Shares owned by Starboard C LP and (ii) 309,732 Shares owned by Starboard L Master.

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Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 675,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 675,656
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
F.	Starboard L Master
(a)	As of the close of business on May 28, 2020, Starboard L Master beneficially owned 309,732 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,732
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,732
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L Master has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 309,732 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,732
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,732
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
H.	Starboard Value LP
(a)	As of the close of business on May 28, 2020, 1,027,827 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,201,356 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 309,732 Shares owned by Starboard L Master, and (v) 1,027,827 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

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(b)	1. Sole power to vote or direct vote: 6,540,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,540,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,201,356 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 309,732 Shares owned by Starboard L Master and (v) 1,027,827 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 6,540,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,540,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,201,356 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 309,732 Shares owned by Starboard L Master and (v) 1,027,827 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 6,540,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,540,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,201,356 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 309,732 Shares owned by Starboard L Master and (v) 1,027,827 Shares held in the Starboard Value LP Account.

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Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 6,540,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,540,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,201,356 Shares owned by Starboard V&O Fund, (ii) 635,161 Shares owned by Starboard S LLC, (iii) 365,924 Shares owned by Starboard C LP, (iv) 309,732 Shares owned by Starboard L Master and (v) 1,027,827 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,540,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,540,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
M.	Mr. Brown
(a)	As of the close of business on May 28, 2020, Mr. Brown beneficially owned 4,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,000 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Brown since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
N.	Ms. Giesselman
(a)	As of the close of business on May 28, 2020, Ms. Giesselman beneficially owned 1,730 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 1,730 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,730 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Giesselman since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
O.	Mr. Kiefaber
(a)	As of the close of business on May 28, 2020, Mr. Kiefaber beneficially owned 5,133 Shares, which includes (i) 4,383 Shares issued to Mr. Kiefaber in connection with his service as a director of the Issuer pursuant to the Issuer’s non-employee director compensation program in partial payment of the 2018 and 2019 retainers and (ii) 750 Shares held in the Clay Huston Kiefaber Trust, of which he is sole trustee.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,133 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,133 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kiefaber has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
P.	Ms. Ogilvie
(a)	As of the close of business on May 28, 2020, Ms. Ogilvie beneficially owned 5,357 Shares, including 4,383 Shares issued to Ms. Ogilvie in connection with her service as a director of the Issuer pursuant to the Issuer’s non-employee director compensation program in partial payment of the 2018 and 2019 retainers.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,357 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,357 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Ogilvie has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
Q.	Mr. Ross
(a)	As of the close of business on May 28, 2020, Mr. Ross beneficially owned 6,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,450 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 6,450 4. Shared power to dispose or direct the disposition: 0

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(c)	The transactions in the Shares by Mr. Ross since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
R.	Ms. Welty
(a)	As of the close of business on May 28, 2020, Ms. Welty beneficially owned 1,606 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,606 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,606 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Welty since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
S.	Mr. Yanker
(a)	As of the close of business on May 28, 2020, Mr. Yanker beneficially owned 41,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 41,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Yanker since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on May 28, 2020, the Reporting Persons collectively beneficially owned an aggregate of 6,605,276 Shares constituting approximately 9.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 28, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 5 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated May 28, 2020.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Kevin W. Brown, Janet P. Giesselman, Andrew M. Ross, Linda J. Welty and Robert H. Yanker

/s/ Clay H. Kiefaber
CLAY H. KIEFABER

/s/ Marran H. Ogilvie
MARRAN H. OGILVIE

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SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KEVIN W. BROWN

Purchase of Common Stock	1,185	17.1500	04/07/2020

JANET P. GIESSELMAN

Purchase of Common Stock	1,000	17.0285	04/07/2020

ANDREW M. ROSS

Purchase of Common Stock	1,000	16.5380	04/15/2020

LINDA J. WELTY

Purchase of Common Stock	909	17.5870	04/08/2020

ROBERT H. YANKER

Purchase of Common Stock	40,000	15.4000	04/03/2020